SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (FINAL AMENDMENT)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   PPOL, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   693523-10-2
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                                 (CUSIP Number)

                                  Hideo Ohkubo
                               Forval Corporation
                             14F, Aoyama Oval Bldg.
                                 5-52-2 Jingumae
                        Shibuya-ku, Tokyo 150-0001 JAPAN
                                 +81-3-5467-8031

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 31, 2005
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             (Date of Event Which Requires Filing of This Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are sent.





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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Forval Corporation

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                                      (b) / /
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS

              N/A
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             / /
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              JAPAN
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        NUMBER OF             7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   -0-
        OWNED BY        -------------------------------------------------------
          EACH                8      SHARED VOTING POWER
        REPORTING
         PERSON                      -0-
          WITH          -------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     -0-
                        -------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     -0-
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      / /
              CERTAIN SHARES

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.00%
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     14   TYPE OF REPORTING PERSON

          CO
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This Final Amendment ("Final Amendment") amends and supplements the statement on
Schedule 13D initially filed on March 25, 2003 (the "Original Filing"). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Final Amendment. Capitalized terms used and not defined in this Final Amendment shall have the meanings set forth in the Original Filing.

ITEM 4.       PURPOSE OF TRANSACTION.

              Item 4 of the Original Filing is hereby amended and restated in its entirety as follows:

              On March 31, 2005, the transactions contemplated by the Stock Purchase Agreement were consummated in accordance with its terms. As a result, the Reporting Person does not beneficially own any shares of the Issuer.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

         (a) None.

         (b) None.

         (c) On March 31, 2005, the Reporting Person entered into the Stock Purchase Agreement with Foster Strategic Investment Partnership. Pursuant to that Agreement, on March 31, 2005, all 10,547,594 shares (representing approximately 58.62% of issued and outstanding common stock) owned by the Reporting Person in the Issuer were sold to Foster Strategic Investment Partnership for an aggregate purchase price of approximately JPY900,000,000 or JPY85.33 per share in cash (equivalent to US$8,420,658.69 and US$0.80, respectively, at the exchange rate of JPY106.88/US$).

             References to, and descriptions of, the Stock Purchase Agreement as set forth in this Item 5 or in Item 4 are qualified in their entirety by reference to the Stock Purchase Agreement, the English translation of which is filed by the Issuer as an Exhibit to its 8-K filing as of the date hereof, and are incorporated in Items 4 and 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Item 6 of the Original Filing is hereby amended and restated in its entirety as follows:

              On March 31, 2005, the Reporting Person entered into the Stock Purchase Agreement with Foster Strategic Investment Partnership. Pursuant to that Agreement, on March 31, 2005, all 10,547,594 shares (representing approximately 58.62% of issued and outstanding common stock) owned by the Reporting Person in the Issuer were sold to Foster Strategic Investment Partnership for an aggregate purchase price of approximately JPY900,000,000 or JPY85.33 per share in cash (equivalent to US$8,420,658.69 and US$0.80, respectively, at the exchange rate of JPY106.88/US$).

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Stock Purchase Agreement, dated March 31, 2005, by and between Forval Corporation and Foster Strategic Investment Partnership, the English language translation of which is filed by the Issuer as an Exhibit to its recent 8-K filing, is incorporated herein by reference.


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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2005

                                     FORVAL CORPORATION


                                     By:   /s/ Hideo Ohkubo
                                        ----------------------------------------
                                           Name:  Hideo Ohkubo
                                           Title: President